Changes in Registrant's Certifying Accountant



At a meeting held on January 13, 2000, the Board of Directors of Permanent Portfolio Family of Funds, Inc. (the "Fund"), upon recommendation of the audit committee, elected Tait, Weller & Baker as the Fund's independent accountants for the fiscal year ended January 31, 2000. At no time during the Fund's two most recent fiscal years did the Fund (or someone on its behalf) consult Tait, Weller & Baker regarding (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Fund's financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event.



                                   Attachment 77K